MERUS LABS INTERNATIONAL INC.

ANNOUNCES CHANGE OF AUDITORS

Toronto, April 16, 2012 -Merus Labs International Inc. (“Merus” or the “Company”) [TSX: MSL, NASDAQ: MSLI] announced today that the Company has appointed Deloitte & Touche LLP (“Deloitte”) as its new auditors.

Deloitte replaces the Company’s former auditors, PricewaterhouseCoopers LLP. Deloitte is a leading presence in the global Life Sciences and Health Care industry, serving a wide variety of companies across the industry, including more than 81 percent of Fortune Global 500 life sciences and health care companies and the 10 largest pharmaceutical manufacturers.

A Notice of Change of Auditor pursuant to NI 51-102 has been filed on SEDAR at www.sedar.com. There was a difference of opinion between the Company and PricewaterhouseCoopers LLP regarding the accounting treatment of the December 19, 2011 amalgamation between Envoy Capital Group Inc. and Merus Labs International Inc., which constituted a “disagreement” as defined by subsection 4.11(1) of National Instrument 51-102 and, as a result, it is a reportable event.

About Merus Labs International Inc.

Merus is a specialty pharmaceutical company engaged in the acquisition and licensing of pharmaceutical products. The Company utilizes its expertise in the North American pharmaceutical markets and its access to capital to acquire and license niche branded products in Canada and United States. Merus further enhances the sale and distribution of these products by introduction of a focused marketing and promotion plan.

Forward-looking Statements:

Certain statements contained in this press release may constitute “forward-looking statements” within the meaning of Section 21E (i) (1) of the United States Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Merus’ actual results to be materially different from any future results expressed or implied by these statements. Such factors include the following: general economic and business conditions, changes in demand for Merus’ products, changes in competition, the ability of Merus to integrate acquisitions or complete future acquisitions, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Merus that Merus’ plans and objectives will be achieved. These forward-looking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.

For further information please contact:

Dr. Ahmad Doroudian, Chief Executive Officer	Mr. Elie Farah, President
Merus Labs International Inc.	Merus Labs International Inc.
Tel: (604) 805-7783	Tel: (416) 593-3701
adoroudian@meruslabs.com	efarah@meruslabs.com